EXHIBIT II

NORDIC INVESTMENT BANK

Schedule of External Floating Indebtedness at December 31, 2001

	Amounts outstanding at	Amounts outstanding at
	December 31, 2001 in	December 31, 2001 in
Currency	Currency of Borrowing	EUR

Swiss francs	2,650,000.00	1,787,038.91
Czech koruna	11,443.42	358.03
Danish kroner	54,495.49	7,328.11
Euro	70,810,066.86	70,810,066.86
Pounds sterling	11,835,000.00	19,449,465.90
Slovakian koruna	10,262.00	239.88
US dollars	69,046,256.75	78,345,917.11
Special Drawing Rights (SDR)	59,167,517.55	83,955,328.20

TOTAL		254,355,743.00